April 29, 2013
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that SEACOR Holdings Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the U.S. Securities and Exchange Commission on April 29, 2013.
Very Truly Yours,
SEACOR Holdings Inc.

/s/ Richard J. Ryan
Richard J. Ryan
Senior Vice President and Chief Financial Officer